ROPES & GRAY LLP 191 NORTH WACKER DRIVE 32nd FLOOR CHICAGO, ILLINOIS 60606-4302 WWW.ROPESGRAY.COM

Elizabeth Madsen (312) 845-1381 elizabeth.madsen@ropesgray.com

May 25, 2021

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Alison White

Re:	Westchester Capital Funds (Registration Nos. 333-187583 and 811-22818) (“WCF”), The Merger Fund (Registration Nos. 002-76969 and 811-03445) (“TMF”) and The Merger Fund VL (Registration Nos. 333-102461 and 811-21279) (“VL”, and together with WCF and TMF, each a “Trust” and together, the “Trusts”)—Responses to Comments on Preliminary Proxy Statement filed on Schedule 14A

Dear Ms. White,

On May 17, 2021, you provided oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) to Jeremy Smith and Elizabeth Madsen of Ropes & Gray LLP, counsel to the Trusts, regarding the Trusts’ preliminary proxy statement which was filed on Schedule 14A with the Commission on May 11, 2021 (the “Preliminary Proxy Statement”). The Trusts appreciate this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trusts’ responses are set forth below. Capitalized terms not defined herein shall have the same meaning given in the Preliminary Proxy Statement. To the extent responses in this letter use the past tense to refer to changes that have been made, those responses have been reflected, to the extent applicable, in the current version of a definitive proxy statement (the “Definitive Proxy Statement”), which will be filed on or around May 25, 2021.

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General

1.	Comment: Please file a correspondence letter in connection with future filings.

Response: The Trusts confirm a correspondence letter will be filed in connection with future filings.

2.	Comment: Please confirm supplementally that holding a shareholder meeting by means of remote communication is consistent with applicable law and with the Trusts’ governing documents. As part of your response, please include citations to specific language within the governing documents.

Response: The Trusts confirm that holding a shareholder meeting by means of remote communication is consistent with both applicable law and with the Trusts’ governing documents. Excerpts of each Trust’s Amended & Restated Bylaws, which permit the holding of a shareholder meeting by means of remote communications are included below:

Second Amended & Restated Bylaws of The Merger Fund, Article III, Section 1

“Special meetings of the Shareholders may be called at any time . . . . Any such meeting shall be held within or without the Commonwealth of Massachusetts on such day and at such time as the Trustees shall designate; provided that the Trustees may, subject to any restrictions imposed by applicable law, and upon designation by a majority of Trustees, hold Shareholder meetings solely by means of remote communications, or may hold “hybrid” meetings where some participants attend in person and others attend by means of remote communications.”

Amended & Restated Bylaws of The Merger Fund VL, Article II, Section 2.1

“Meetings of shareholders shall be held at any place designated by the Board of Trustees; provided that the Trustees may, subject to any restrictions imposed by applicable law, and upon designation by a majority of Trustees, hold Shareholder meetings solely by means of remote communications, or may hold “hybrid” meetings where some participants attend in person and others attend by means of remote communications. In the absence of any such designation, shareholders’ meetings shall be held at the principal executive office of the Trust.”

Amended & Restated Bylaws of Westchester Capital Funds, Article 11, Section 11.1

“The Trustees shall determine, or may authorize the officers of the Trust to determine, the date, time and place for any meeting of shareholders, which place may be within or without the Commonwealth of Massachusetts, or any adjournment(s) or postponement(s) thereof;

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provided that the Trustees may, subject to any restrictions imposed by applicable law, and upon designation by a majority of Trustees, hold Shareholder meetings solely by means of remote communications, or may hold “hybrid” meetings where some participants attend in person and others attend by means of remote communications.”

3.	Comment: Please advise supplementally whether you contemplate any changes to the shareholder meeting experience when compared to an in-person meeting. For example, please note whether the shareholders attending the meeting will be able to ask questions and make statements to the extent they would if the meeting was held in person.

Response: The Trusts intend to provide a shareholder meeting experience as comparable to an in-person meeting experience as possible. Shareholders or their proxies attending the meetings by remote access will be given the opportunity to ask questions and make statements through an online chat window during the meetings. Instructions on how to attend the meeting of shareholders remotely are included under the heading “Information Regarding Attending and Participating in the Meeting” in the “Voting Information” section of the proxy statement.

4.	Comment: Please consider providing a technical assistance phone number for use by shareholders if they encounter problems logging on or being heard at the virtual shareholder meeting.

Response: The Trusts confirm that a technical assistance phone number for use by shareholders has been added to the Proxy Statement.

Letter to Shareholders; Notice of Special Meeting of Shareholders

5.	Comment: Please describe supplementally the reason for including the parenthetical in the description of proposal #1 on page 4 or delete the parenthetical.

Response: The Trusts have removed the above-referenced parenthetical.

Proxy Statement – General

6.	Comment: If the parties intend to rely on the safe harbor provided by Section 15(f) of the Investment Company Act of 1940, as amended, please add disclosure to the Proxy Statement so stating.

Response: The Trusts have added the following disclosure as a new subsection in Section IV: “Trust Information”:

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“Section 15(f) of the 1940 Act

Sections 15(f)(1)(a) and (b) of the 1940 Act provide that an investment adviser of a registered investment company and the affiliates of such adviser may receive any amount or benefit in connection with a sale of any interest in such investment adviser that results in an assignment of an investment advisory contract if the following two conditions are satisfied:

(1)	For a period of three years after such assignment, at least 75% of the board of the investment company cannot be “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act of the new investment adviser or its predecessor; and

(2)	No “unfair burden” within the meaning of the 1940 Act may be imposed upon the investment company as a result of the assignment or any express or implied terms, conditions or understandings applicable thereto. An “unfair burden” on a fund includes any arrangement during the two year period after any such transaction occurs whereby the investment adviser or its predecessor or successor, or any interested person of such investment adviser, predecessor or successor, receives or is entitled to receive any compensation, either directly or indirectly, of two types.

a.	The first type of compensation resulting in an “unfair burden” is compensation from any person in connection with the purchase or sale of securities or other priority to, from or on behalf of the fund, other than bona fide ordinary compensation as principal underwriter for such fund.

b.	The second type is compensation from the fund or its security holders for anything other than bona fide investment advisory or other services.

Prior to the Board’s consideration of the Proposed Agreements, VIA informed the Board that VIA expects that for at least three years following the Acquisition, the Post-Acquisition Board would continue to maintain a board structure that will satisfy the first condition of Section 15(f). Board composition will be determined by the Post-Acquisition Board’s Governance and Nominating Committee, which is comprised entirely of independent Trustees. The Post-Acquisition Board, if all Nominees are approved, will be comprised of eleven independent Trustees and one interested Trustee. If and when there is a vacancy on the Post-Acquisition Board, VIA will remind the Governance and Nominating Committee of the requirements of Section 15(f).

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Additionally, Virtus and VIA will monitor any arrangements during the two year period following the Acquisition whereby VIA or its predecessors or successors, or any interested person thereof, receives or is entitled to receive any compensation, either directly or indirectly, to ensure that such compensation from the Trusts is for bona fide investment advisory or other services.”

Proxy Statement – Section I – Election of Boards of Trustees

7.	Comment: Please add the information required by Items 407(b)(1) and (b)(2) of Regulation S-K as required by Item 22(b)(15)(i) of Schedule 14A.

Response: The Trusts confirm that none of the Trustees attended fewer than 75 percent of the aggregate of: (i) the total number of meetings of the Board of Trustees (held during the period for which he has been a Trustee); and (ii) the total number of meetings held by all committees of the board on which he served (during the periods that he served). As Item 407(b)(1) only requires the identification of incumbent directors for whom this is not true, the Trusts have not added any disclosure with respect to this Item.

The other requested information has been added.

8.	Comment: Please disclose the name of any trustee candidates other than those currently serving on the board of the Virtus Funds who were considered as a nominee in connection with the Acquisition. If no other candidates were considered, please explain why.

Response: The following disclosure has been added to the Proxy Statement:

“Preliminarily, the current Nominating and Compensation Committee, which is comprised of all of the Independent Trustees, discussed the potential benefit from one or more of them remaining on the Boards of the Trusts after the closing of the proposed Acquisition in order to preserve continuity of governance. After discussion, and as discussed in more detail below, the Nominating and Compensation Committee was persuaded that the directors/trustees on the boards of the Virtus-Advised Funds (as defined below) possessed the requisite skills and experience to capably oversee the Funds and that utilizing those directors/trustees would promote efficiencies that ultimately would benefit the Funds.”

9.	Comment: Please supplementally describe the consulting arrangement between Mr. Silver and Virtus, including the nature of services to be provided, whether the level of compensation is customary for such services and when the arrangement was negotiated, entered into and when it is expected to continue through. Please also supplementally describe any processes in

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place to ensure Mr. Silver’s participation in board-level determinations was appropriate given this consulting arrangement.

Response: Under the terms of the consulting agreement, Mr. Silver will be engaged to provide such advice and guidance to VIA as VIA may request from time to time with respect to the operations of the Funds, which may include, but is not limited to, support requested by VIA in advising and educating those of the Nominees elected to the Board of Trustees, as proposed at the Meeting, with respect to the Funds. The consulting arrangement was entered into to address the Trustees’ view that the existing Trustees’ experience in overseeing the operations of the Funds would be of potential benefit to the Nominees in their new roles. The terms of the consulting arrangement were fully disclosed to the other members of the Board of Trustees prior to the Board taking action on the proposals that will be before the meeting of shareholders of the Trusts. The amount of compensation to be paid to Mr. Silver thereunder is in line with Mr. Silver’s compensation as a disinterested Trustee and is not, in the view of the Trustees of the Trust, in such an amount that it could be seen to affect his judgment on the matters that were before him. While it would have been permissible for Mr. Silver’s compensation under the arrangement to be paid by the Funds, Virtus and WCM have agreed to bear certain direct costs of the transition and it was determined that Virtus bearing the costs of the consulting arrangement would be to the benefit of the Funds. The consulting agreement was negotiated in April 2021 and is expected to be executed on or around the time of the Acquisition. The consulting agreement will continue for a period of one year from the date it is executed, though it may be extended by one or more additional one-year periods as mutually agreed by VIA and Mr. Silver.

10.	Comment: Please consider using the term “independent nominees” instead of “disinterested nominees” throughout the proxy statement.

Response: The Trusts respectfully decline to make this edit.

11.	Comment: Please add the information required by Item 22(b)(1) of Schedule 14A for the current Trustees of the Trusts.

Response: The requested information has been added.

12.	Comment: Please add information required by Items 407(c)(2)(v), (c)(2)(vi) and (c)(2)(vii) of Regulation S-K as required by Item 22(b)(15)(ii)(A) of Schedule 14A.

Response: The requested information has been added.

13.	Comment: Please disclose the members of the Nominating and Compensation Committee as required by 22(b)(14)(ii) of Schedule 14A.

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Response: The requested information has been added.

14.	Comment: In the Securities Ownership table on page 23, please define the terms “CEF” and “TMF” before or concurrently with using the terms. In addition, please reconcile the statement in the preamble to the table which notes “the Trustees, Nominees and officers as a group owned less than 1% of the outstanding shares of each class of the Funds other than CEF” with the fact that the Securities Ownership table shows ownership of both CEF and TMF.

Response: The above-referenced statement has been revised to state that “the Trustees, Nominees and officers as a group owned less than 1% of the outstanding shares of each class of the Funds other than Event-Driven Fund and Credit Event Fund ~~CEF~~.” (deleted langue is ~~in strikethrough~~ and newly added language is underlined)

Proxy Statement – Section II – Approval of the Proposed Investment Advisory and Subadvisory Agreements

15.	Comment: The Staff notes disclosure under the subsection related to the Board’s consideration of the Proposed Investment Advisory Agreements on page 38 that “In considering the management style and investment strategies that WCM would continue to use in managing the Funds, the Board and the Independent Trustees took into consideration certain comparative performance information for the Funds that was received in connection with the Funds’ most recent annual contract renewal.” Please disclose what this comparative data revealed and describe how the Board considered this data.

Response: The Trusts have revised the disclosure under the subsection related to the Board’s consideration of the Proposed Investment Advisory Agreements as follows (newly added language is underlined):

“In considering the management style and investment strategies that WCM would continue to use in managing the Funds, the Board and the Independent Trustees took into consideration certain comparative performance information for the Funds that was received in connection with the Funds’ most recent annual contract renewal. The Board and the Independent Trustees took into account that it is not anticipated that there will be any changes to the Funds’ investment objectives or principal investment strategies as a result of the proposed Acquisition. Given that the Funds’ current portfolio managers are expected to continue to be responsible for the day-to-day portfolio management of the Funds after the closing of the proposed Acquisition and that no changes to the Funds’ investment objectives or principal investment strategies are anticipated as a result of the proposed Acquisition, the Board determined that it was appropriate to consider certain comparative performance information that the

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Board had received in connection with the Funds’ most recent annual contract renewal in evaluating the quality of services to be provided to the Funds and their shareholders after the closing of the proposed Acquisition. That comparative performance information indicated, among other things, that: (1) The Merger Fund (net of expenses) ranked in the first quartile of its peer group for each of the one-, three-, five- and ten-year periods ended August 31, 2020, (2) The Merger Fund VL (net of expenses) ranked in the first quartile of its peer group over the one-, three-, five- and ten-year periods ended August 31, 2020, (3) the Event-Driven Fund (net of expenses) ranked in the fourth quartile of its peer group for the one-, three- and five-year periods ended August 31, 2020, and (4) the Credit Event Fund (net of expenses) ranked in the third quartile of its peer group for the one-year period ended August 31, 2020. In considering the relative underperformance of the Event-Driven Fund, the Board considered WCM’s explanations for that relative underperformance as well as WCM’s longer-term track record in merger arbitrage and event-driven investing generally. In evaluating the foregoing comparative performance information, the Board and the Independent Trustees considered the limited number of close peers for each Fund, especially for periods of five years or longer (where applicable). The Board and the Independent Trustees concluded that each Fund’s performance supported approval of the entering into of the Proposed Agreements and the Interim Agreements. The Board and the Independent Trustees considered the extensive oversight capabilities and resources that VIA would bring to the portfolio management of the Funds.”

Proxy Statement – Section IV – Trust Information

16.	Comment: Under the subheading “Independent Registered Public Accounting Firms,” please complete the final sentence of this subsection to address Item 9(c)(7) of Schedule 14A.

Response: The requested change has been made.

17.	Comment: The Staff notes disclosure under the subsection “Executive Officers” states that “Unless otherwise indicated, each is currently an executive officer of all three Trusts….” Please consider whether the qualification “unless otherwise indicated” is necessary as the table following this statement reflects that both executive officers are officers of all three Trusts.

Response: The qualification “unless otherwise indicated” has been removed as all executive officers are officers of all three Trusts.

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Proxy Statement – Section V – Voting Information

18.	Comment: Under the subheading “Record Date, Quorum and Methods of Tabulation” at the beginning of page 51, the Staff notes the use of the phrase “dollar-weighted voting power of Shares.” Please add a description of what “dollar-weighted voting power” means.

Response: The requested change has been made. The following sentence has been added to the Proxy Statement: “The term “dollar-weighted voting power of Shares” means that each dollar of net asset of a share of the Fund shall be entitled to one vote and each fractional share shall be entitled to a proportionate fractional vote.”

19.	Comment: Under the “Record Date, Quorum and Methods of Tabulation” subsection, please add clear disclosure about what being “elected by a plurality vote” means in practice. For example, consider clarifying that, assuming a quorum, since each of the Nominees is running unopposed, each Nominee effectively needs only one vote to be elected.

Response: The requested change has been made. The following disclosure has been added to the Proxy Statement:

“A vote of a “plurality” of shares means that a Nominee would only need to get more votes than a competing candidate to be elected to the relevant Trust’s Board. Since each of the Nominees is running unopposed, each Nominee effectively needs only one vote to be elected if a quorum is present at the Meeting.”

20.	Comment: Please explain the effect of broker non-votes and abstentions as required by Item 21(b) of Schedule 14A.

Response: The Trusts have revised the disclosure included under the “Record Date, Quorum and Methods of Tabulation” subsection as follows (deleted language is ~~in strikethrough~~ and newly added language is underlined):

“Abstentions and “broker non-votes” (i.e., proxies representing shares held by brokers or nominees as to which (i) instructions have not been received from the beneficial owners or the persons entitled to vote and (ii) the broker or nominee does not have the discretionary voting power on a particular matter) will be counted for quorum purposes. With respect to Proposal 1, so ~~So~~ long as a quorum is present, neither abstentions nor broker non-votes will have any effect on the outcome of the proposal to elect Trustees. With respect to Proposals 2-4, abstentions and broker non-votes have the effect of voting against the Proposals.”

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Appendices

21.	Comment: The Staff notes that the second paragraph on the first page of Appendix C states that, following the Acquisition, the Board of Trustees of the Trusts “expects to impose a front-end sales charge and/or contingent deferred sales charge on purchase or redemptions of Investor Class shares.” Please add this disclosure to the body of the Proxy Statement. Please also disclose how the Board of Trustees of the Trusts determined that these charges would be in the best interest of shareholders.

Response: The requested change has been made. The following additional disclosure has also been added to the Proxy Statement:

“In assessing the possibility that the Nominees, if elected, may revise the share class features of the Investor Class Shares of TMF, EDF, and CEF, the Trustees considered that VIA had undertaken that all existing accounts invested in those Funds at the time of the Acquisition would qualify for a waiver of such sales charges on subsequent purchases of those Funds and that there was also the potential for the Funds and their existing shareholders to benefit from the shares of those Funds being available for sale on as many investment platforms and through as many investment channels as possible.”

22.	Comment: In Appendix C, the Staff notes that for all Funds except The Merger Fund, the expense tables reflect a fee waiver that is subject to recapture. Because the recapture period could extend beyond three years, please do not include such fee waivers in the expense tables unless you have conducted an FAS 5 analysis to conclude that recapture is not probable and this analysis has been provided to the Funds’ Independent Auditor.

Response: Under the expense limitation agreements, the Funds are not obligated to reimburse any reduced or waived fees more than three years after the end of the fiscal year in which the fee was reduced or waived or the expense was borne. To the extent any recoupment of a fee waiver or expense reimbursement would occur more than three years from the date of such waiver or reimbursement, the Adviser undertakes to effect that recoupment only in accordance with regulatory requirements applicable to the Fund at that time. Accordingly, the Trusts respectfully decline to make any changes in response to this comment.

23.	Comment: In Appendix D, please disclose the business address of VIA’s principal executive officers and directors as required by Item 22(c)(2) of Schedule 14A.

Response: The requested information has been added.

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* * * * *

Please direct any questions concerning this letter to the undersigned at (312) 845-1381 or to Jeremy Smith at (212) 596-9858.

Very truly yours,

/s/ Elizabeth Madsen
Elizabeth Madsen